UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*
                            PARAMOUNT SERVICES CORP.

                                (Name of Issuer)
                                  Common Stock
                         (Title of Class of Securities)
                                   699323 10 1

                                 (CUSIP Number)
                            PARAMOUNT SERVICES CORP.
                          450-999 West Hastings Street
                                 Vancouver, B.C.
                                     V6C 2W2
                                 (604) 633-2556

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 7 February 2000

             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent. The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 699323101

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) 595796 B.C. Ltd.

2. Check the Appropriate Box if a Member of a Group (See  Instructions)

  (a)  ________________________
  (b)  ________________________

3.    SEC Use Only __________________

4.    Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.    Citizenship or Place of Organization  BRITISH COLUMBIA, CANADA

Number of          7.   Sold Voting Power 5,000,000
Shares
Beneficially       8.   Shared Voting Power  ____________
Owned by
Each               9.   Sole Dispositive Power  5,000,000
Reporting
Person With       10.   Shared Dispositive Power _____________

11.   Aggregate Amount Beneficially Owned by Each Reporting Person   5,000,000


12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ___________

13.   Percent of Class Represented by Amount in Row (11)  68%

Item 1. Security and Issuer

This statement on Schedule 13D relates to the Common Stock, $.001 par value (the "Common Stock"), of Paramount Services Corp., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at Suite 450, 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2.

Item 2. Identity and Background

     (a) - (c) 595796 B.C. Ltd. ("595796") is a British Columbia limited company and is the record owner of 5,000,000 shares of the Company's common stock. The address of 595796 B.C. Ltd. is Suite 1600, 609 Granville Street, Vancouver, British Columbia, Canada V7Y 1C3.

      The managing partners and officers of 595796 and their respective ownership interest in 595796 are as follows:
                                                                  Ownership
           Name                     Position                      Interest

           David Jackson         Managing Partner                   25%
           David Packman         Managing Partner and Secretary     25%
           Stephen C. Jackson    Managing Partner and President     25%

      The foregoing individuals are citizens of Canada and their principal business address is Suite 450, 999 West Hastings Street, Vancouver, British Columbia, Canada V6C 2W2.

     Following the acquisition of Wowtown, the principal occupations of David B. Jackson, David Packman and Stephen C. Jackson are officers and directors of the Company. These persons' respective positions with the Company are :

            Name                                      Position with Company

            David B. Jackson             Chief Executive Officer and a director
            David Packman                President and a director
            Stephen C. Jackson           Executive Vice President and a director

      (d) None of the entities or person identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) The persons identified in this Item 2 are citizens of Canada.

 Item 3.  Source and Amount of Funds or Other Consideration

     On February 7, 2000 the Company acquired all of the outstanding shares of Wowtown.com, Inc. ("Wowtown") from 595796 B.C. Ltd. in exchange for 5,000,000 shares of the Company's common stock. 595796 was the owner of all of the outstanding shares of Wowtown.

Item 4. Purpose of Transaction

      The securities of the Company were acquired by 595796 in connection with the Company's acquisition of Wowtown.com, Inc.

Item 5. Interest in Securities of the Issuer

      (a) 595796 is the record owner of 5,000,000 shares of the Company's common stock, or approximately 68% of the Company's common stock.
      (b) 595796 may be deemed to have the sole voting power and ownership of 5,000,000 shares of the Company's common stock. Messrs. Jackson, Packman and Jackson, due to their ownership of 595796 (as listed in Item 2 of the Schedule), may also be deemed to share the power to vote or direct the voting of the 5,000,000 shares.
      (c)   See Item 3 of this Schedule.
      (d)   Not applicable.
      (e)   Not applicable.

  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

              None.

Item 7. Material to Be Filed as Exhibits

      Exhibit A -  Share Exchange Agreement

                                    Signature



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2000
---------------------------------------
Date

/s/ Stephen C. Jackson
--------------------------------------
Signature

STEPHEN C. JACKSON, President of 595796 B.C. LTD.
-------------------------------------------------
Name/Title

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.




            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)